SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 08/10 - 06/17/2010

TransmissionAuction 001/2010
Clarifications

     Companhia Paranaense de Energia – Copel, in accordance with CVM Instruction 358/2002, would like to make it clear to the market that, due to the fact that the Company placed the winning bid on “Transmission Line Araraquara 2 -Taubaté” (lot A) and “Substation Cerquilho III” (lot I) during “Transmission Auction 001/2010,” sponsored by Aneel, both of which are located in the state of São Paulo and planned to begin functioning within 24 months,

- the Company has prepared thorough studies that have provided alternatives to original project proposals, and entered into a series of favorable pre-contracts with suppliers to reduce work costs, thus enabling offers to be made at competitive levels;

- the lots won are strategic for Copel, considering that this region will receive energy originating from plants on the Madeira River (Jirau and Santo Antônio); and

- Copel will request the National Monetary Council (CMN) an authorization for these projects to be eligible for BNDES financing, due to the fact that the projects are part of the PAC (Growth Acceleration Program – Programa de Aceleração do Crescimento).

Curitiba, June 17, 2010.

Sincerely,
Rafael Iatauro
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 17, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.